82-4655

03007763

X-Cal Resources Ltd.

03 MAR 25 AM 7:21

March 11, 2003

News Release

Sleeper Update and News from Lander County

SUPPL

Sleeper Gold Property
Humboldt County, Nevada

The Sleeper Gold Project is being advanced. The drill is currently operating in the mine site area and is expected to test several targets there over the next few weeks.

New data from early stage targets, (Chicken Track and ZZ jr.) located east of the mine site is being incorporated into our property wide map. Drill holes have confirmed the presence of the Sleeper Gold System in these locations with detailed analysis still pending.

Mill Creek Property
Lander County, Nevada

A recent Placer Dome quarterly report noted that a "geologically prospect[ive area]" is being tested with multiple drills in the Cortez Joint Venture (CJV) area in Lander County, Nevada. There has been substantial new staking in the area. As a claim holder in the area X-Cal is awaiting further announcements with interest.

X-Cal's 100% owned Mill Creek Property is located over the next lower plate window northwest of Placer Dome's Pipeline gold deposit in the CJV area. (Cortez and the Pipeline Gold mine's are both located on lower plate windows.)

X-Cal's Mill Creek Property has a drill hole intercept of 10ft of 0.52 opt. AU and untested lower plate drill targets. Several offers for the property by a major company have been made, but were not considered to be realistic by X-Cal's management. X-Cal's Mill Creek data is being distributed to our exploration team for review and drill hole permitting.

Exploration Team

X-Cal has assembled a team of experienced Nevada Gold Finders at a time when reserve replacement is important to the industry (see news release dated February 14th, 2003). The addition of a new team member is under discussion.

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Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.